KKR Financial Holdings LLC

555 California Street, 50th Floor

San Francisco, California 94104

June 25, 2010

Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	KKR Financial Holdings LLC Form 8-K filed on May 3, 2010 File No. 001-33437

Dear Mr. Clampitt:

KKR Financial Holdings LLC (the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated June 18, 2010 from the Staff regarding the filing listed above. To assist your review, we have included the text of the Staff’s comment below in bold italicized type.

Form 8-K filed on May 3, 2010

Comment:

1.     We note that the Form of Credit Agreement filed as an exhibit to the Form 8-K is not signed and does not include the schedules or exhibits.  Please confirm that you intend to file or incorporate by reference the execution version of the Credit Agreement in its entirety with your Form 10-Q for the quarterly period ended June 30, 2010.

Response:

The Company acknowledges and appreciates the Staff’s comment and the Company confirms that, in accordance with Item 601(a)(4) of Regulation S-K and instruction 2 to paragraph (b)(10) of Regulation S-K, it will file the execution version of the Credit Agreement in its entirety with its Form 10-Q for the quarterly period ended June 30, 2010.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (415) 315-3704.  Facsimile transmissions may be sent to me at (415) 391-3077.

Sincerely,

KKR FINANCIAL HOLDINGS LLC

/s/ JEFFREY B. VAN HORN
By: Jeffrey B. Van Horn

cc: William H. Hinman, Jr.
Ryan P. Nolan
Philip Davidson
Simpson Thacher & Bartlett LLP

Justin Dobbie
Division of Corporation Finance
Securities and Exchange Commission